Exhibit 99.2

Global Partner for Success

HiSoft Technology International Limited

33 Lixian Street, Qixianling Industrial Base,

Hi-Tech Zone, Dalian, 116023,

People’s Republic of China

T: +86-84556666

F: +86-84791350

E: investor_relations@hisoft.com

W: www.hisoft.com

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

PROXY STATEMENT

General

Our Board of Directors is soliciting proxies for the annual general meeting of shareholders to be held on October 17, 2011 at 9:00 a.m., Beijing time (or October 16, 2011 at 9:00 p.m., EDT), or at any adjournment or postponement thereof. The annual general meeting will be held at Fangda Partners, Beijing Office, located at 21/F, China World Tower, 1 Jian Guo Men Wai Avenue, Beijing 100004, P.R. China.

This proxy statement and other proxy materials can be found on the “Shareholder Services” page available under the “Investors” tab of HiSoft’s website at http://www.hisoft.com.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on September 1, 2011 are entitled to vote at the annual general meeting. Our common shares underlying ADSs are included for purposes of this determination. As of September 1, 2011, 615,981,189 of our common shares, par value US$0.0001 per share, were issued and outstanding, of which approximately 77.5% were represented by ADSs. Two shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative that represent not less than one-third in nominal value of our issued and outstanding voting shares will constitute a quorum for all purposes.

Voting and Solicitation

Each common share outstanding on the record date is entitled to one vote. Voting at the annual general meeting will be by a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of such meeting; or (ii) by any one shareholders present in person or in the case of a shareholder being a corporation by its duly authorized representative or by proxy for the time being entitled to vote at the meeting.

Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names our common shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Common Shares

When proxies are properly dated, executed and returned by holders of common shares, the common shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the common shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of common shares are included in the determination of the number of common shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs the notice of annual general meeting and an ADR Voting Card. Upon the written request of an owner of record of ADSs, Deutsche Bank Trust Company Americas will endeavor, to the extent practicable, to vote or cause to be voted the amount of common shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. Deutsche Bank Trust Company Americas has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the common shares represented by the ADSs, only Deutsche Bank Trust Company Americas may vote those common shares at the annual general meeting.

There is no guarantee that holders of the ADSs or any such holder in particular will receive the notice described above with sufficient time to enable such holder to return any voting instructions to Deutsche Bank Trust Company Americas in a timely manner. This means that if the common shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed ADR Voting Instruction Card is signed but is missing voting instructions, (ii) the enclosed ADR Voting Instruction Card is improperly completed or (iii) no ADR Voting Instruction Card is received by Deutsche Bank Trust Company Americas from a holder of ADSs by 3 p.m., EDT, October 12th, 2011, Deutsche Bank Trust Company Americas will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the annual general meeting to vote in favor of each proposal recommended by our Board of Directors and against each proposal opposed by our Board of Directors.

PROPOSAL 1:

RE-ELECTION OF DIRECTORS — Dr. PEHONG CHEN

The Board proposed to re-elect Dr. Pehong Chen as the Director of the Company and to authorize the Board of Directors to fix the Director’s remuneration at the Board meeting held on August 4, 2011.

The biography of the nominee is as follows:

Dr. Pehong Chen, 54, is an independent member of our Board of Directors and a member of the compensation committee of our Board of Directors. He was appointed to our Board in June, 2011. Dr. Pehong Chen is the founder, chairman, president and chief executive officer of BroadVision, Inc. (NASDAQ: BVSN), an innovative provider of online commerce and business social networking solutions with offices and operations in more than 20 cities around the world. Prior to starting BroadVision, Dr. Chen was vice president of multimedia technology at Sybase, a leading supplier of database software, and was responsible for the company’s interactive initiatives. In 1992, Sybase acquired Gain Technology, which was founded and led by Dr. Chen. He presently serves on the Board of Directors for SINA Corporation (NASDAQ: SINA) and Fortinet (NASDAQ: FTNT). Dr. Chen currently serves as a vice chairman of the Committee of 100, a non-profit organization dedicated to improving mutual understanding between the United States and China through dialogue and cooperation. He is also an adviser to the College of Engineering, University of California at Berkeley. Dr. Chen obtained his PhD from Berkeley, his MS from Indiana University, and his BS from National Taiwan University, all in computer science.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF THE NOMINEE NAMED ABOVE.

PROPOSAL 2:

RE-ELECTION OF DIRECTORS — MR. LAU CHUN WAH DAVY

The Board proposed to re-elect Mr. Lau Chun Wah Davy as the Director of the Company and to authorize the Board of Directors to fix the Director’s remuneration at the Board meeting held on August 4, 2011.

The biography of the nominee is as follows:

Mr. Lau Chun Wah Davy, 57, is an independent member of our Board of Directors and a member of the audit committee and compensation committee of our Board of Directors. He was appointed to our Board in June, 2011. Mr. Lau is currently managing his private direct investment companies, including DGL Group Inc., and Ocean Rich Group Limited. Until February 2011, he was a partner at Egon Zehnder International. As managing partner of the Singapore practice of Egon Zehnder (2000 — 2009), he helped establish the firm as one of the leading executive search firms in the market. Before Egon Zehnder, Mr. Lau served as GTECH’s general manager in Asia until February 1994. At GTECH, Mr. Lau successfully marketed and managed the on-going operations of various public gaming IT outsourcing projects in Asia. Prior to GTECH, Mr. Lau was vice president of Citigroup’s Information Business in Japan until June 1989. Mr. Lau started his career at Computervision Corporation in the early 1980s, selling and implementing numerous CAD/CAM systems in the Asia-Pacific region, including among which the first CAD/CAM systems ever installed in China. Mr. Lau currently sits on the boards of several investee companies as well as non-profit organizations. He is the Vice Chairman of the Make-A-Wish Foundation Singapore and a member of the Governance Committee of United World College Southeast Asia. Mr. Lau received a bachelor’s degree from Tokyo University of Foreign Studies in 1979 and a master of economics degree from Hitotsubashi University in Tokyo in 1981. He is fluent in English, Mandarin, Japanese and Cantonese.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF THE NOMINEE NAMED ABOVE.

PROPOSAL 3:

RE-ELECTION OF DIRECTORS — MS. LEE HONGWEI JENNY

The Board proposed to re-elect Ms. Lee Hongwei Jenny as director of the Company and to authorize the Board of Directors to fix the Director’s remuneration at the Board meeting held on August 4, 2011.

The biography of the nominee is as follows:

Ms. Lee Hongwei Jenny, 39, is a member of our Board of Directors. She was appointed to our Board in May, 2005. Ms. Lee has served as our director since May 2005. Ms. Lee is currently a managing director of Granite Global Ventures II L.L.C., the general partner of Granite Global Ventures II L.P. and of GGV II Entrepreneurs Fund L.P. From 2002 to 2005, she served as a vice president of JAFCO Asia. From 2001 to 2002, she worked as an investment banker with Morgan Stanley. Prior to that, Ms. Lee worked as an assistant principal engineer with Singapore Technologies Aerospace Group from 1995 to 2000. Ms. Lee received her bachelor’s degree in Electrical Engineering and master degree of science in Engineering from Cornell University. She also has a master of business administration from Kellogg School of Management at Northwestern University.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF THE NOMINEE NAMED ABOVE.

PROPOSAL 4:

RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT AUDITORS FOR FISCAL YEAR 2010

Our audit committee recommended, and our Board of Directors concurred in the appointment of Deloitte Touche Tohmatsu CPA Ltd. as our independent auditors for the fiscal year ending December 31, 2010 at the remuneration fixed by our Board of Directors.

The Company hereby seeks the shareholders’ approval to ratify the appointment of Deloitte Touche Tohmatsu CPA Ltd. as independent auditors for the fiscal year ending December 31, 2010 and to authorize the Board of Directors to fix their remuneration.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” RATIFICATION OF THE APPOINTMENT OF DELOITTE TOUCHE TOHMATSU CPA LTD. AS OUR INDEPENDENT AUDITORS FOR FISCAL YEAR 2010 AT THE REMUNERATIONFIXED BY THE BOARD OF DIRECTORS.

PROPOSAL 5:

APPOINTMENT OF INDEPENDENT AUDITORS FOR FISCAL YEAR 2011

Our audit committee recommends, and our Board of Directors concurs, that Deloitte Touche Tohmatsu CPA Ltd. be appointed as our independent auditors for the fiscal year ending December 31, 2011 at the remuneration fixed by our Board of Directors.

The Company hereby seeks the shareholders’ approval to appoint Deloitte Touche Tohmatsu CPA Ltd. as its independent auditors for fiscal year 2011 at the remuneration fixed by the Board of Directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPOINTMENT OF DELOITTE TOUCHE TOHMATSU CPA LTD. AS OUR INDEPENDENT AUDITORS FOR FISCAL YEAR 2011 AT A FEE AGREED BY THE BOARD OF DIRECTORS.

PROPOSAL 6:

RATIFICATION OF THE ADOPTION OF THE AUDITED FINANCIAL STATEMENTS FOR FISCAL YEAR 2010 AND THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, AND THEIR INCLUSION IN THE COMPANY’S 2010 ANNUAL REPORT

The Company has prepared, and Deloitte Touche Tohmatsu CPA Ltd. has audited, the Company’s consolidated financial statements (the “Audited Financial Statements”) as of and for the year ended December 31, 2010 in accordance with the United States generally accepted accounting principles. The Company hereby seeks the shareholders’ ratification of the adoption of the Audited Financial Statements and the inclusion of the Audited Financial Statements of fiscal year 2010 in the Company’s 2010 annual report. Along with the Audited Financial Statement, the Company hereby seeks the shareholders’ ratification of the adoption by the Company and inclusion in the Company’s 2010 annual report of the Report of Independent Registered Public Accounting Firm issued by Deloitte Touche Tohmatsu CPA Ltd. with respect to the Audited Financial Statements.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE ADOPTION BY THE COMPANY AND THE INCLUSION IN THE COMPANY’S 2010 ANNUAL REPORT OF THE

AUDITED FINANCIAL STATEMENTS AND THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

PROPOSAL 7:

AUTHORIZATION OF THE BOARD OF DIRECTORS

The Company hereby seeks the shareholders’ approval to authorize the Board of Directors to take any and every action that might be necessary to effect the foregoing proposals 1 to 6 as the Board of Directors, in their absolute discretion, think fit.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE AUTHORIZATION OF THE BOARD OF DIRECTOR TO TAKE ANY AND EVERY ACTION THAT MIGHT BE NECESSARY TO EFFECT THE FOREGOING PROPOSALS 1 TO 6.

By Order of the Board of Directors,

/s/ Sun Cheng Yaw

Sun Cheng Yaw
Chairman

Dated: September 1, 2011